                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      Form 11-K

                    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
                     For the fiscal year ended December 31, 1997


                             Commission File Number 1-40

A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Pacific Enterprises and Southern California Gas Company Retirement Savings Plans.

B. Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office: Pacific Enterprises, 555 West 5th Street, Suite 2900, Los Angeles, California 90013-1011.

[LOGO]

                         PACIFIC ENTERPRISES AND SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLANS

                         COMBINED FINANCIAL STATEMENTS AND
                         INDEPENDENT AUDITORS' REPORT FOR THE
                         YEARS ENDED DECEMBER 31, 1997 AND 1996

PACIFIC ENTERPRISES AND SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLANS

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          PAGE


INDEPENDENT AUDITORS' REPORT                                                 1



COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996 AND
  FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Plan Benefits                       2

  Statements of Changes in Net Assets Available for Plan Benefits            3

  Notes to Combined Financial Statements                                    4-11

[LOGO]

                                     [LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

Pacific Enterprises and Southern California Gas Company Retirement Savings
Plans:

We have audited, by Plan and in total, the accompanying combined statements of net assets available for plan benefits of the Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company (the "Plans") as of December 31, 1997 and 1996, and the related combined statements of changes in net assets available for plan benefits for the years then ended. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, by Plan and in total, in all material respects, the combined net assets available for plan benefits of the Plans as of December 31, 1997 and 1996, and the combined changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

June 5, 1998

PACIFIC ENTERPRISES AND SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLANS


COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997 AND 1996 (Dollars in Thousands)
--------------------------------------------------------------------------------


                                                1997                                         1996
                             --------------------------------------       ---------------------------------------
                                              SOUTHERN                                     SOUTHERN
                                             CALIFORNIA                                   CALIFORNIA
                                PACIFIC          GAS                          PACIFIC          GAS
                              ENTERPRISES      COMPANY         TOTAL       ENTERPRISES      COMPANY         TOTAL
INVESTMENTS:
  Investment in Master Trust   $  51,147     $  501,954     $  553,101      $  38,502     $  398,405     $  436,907
  Participant loans                  831         14,219         15,050            738          9,927         10,665
  Cash                                 8             28             36              7             52             59
                               ---------     ----------     ----------      ---------     ----------     ----------

           Total investments      51,986        516,201        568,187         39,247        408,384        447,631
                               ---------     ----------     ----------      ---------     ----------     ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                $  51,986     $  516,201     $  568,187      $  39,247     $  408,384     $  447,631
                               ---------     ----------     ----------      ---------     ----------     ----------
                               ---------     ----------     ----------      ---------     ----------     ----------

See notes to combined financial statements.

PACIFIC ENTERPRISES AND SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLANS

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 1997 AND 1996 (DOLLARS IN THOUSANDS)


                                                    1997                                         1996
                                 --------------------------------------       ---------------------------------------
                                                  SOUTHERN                                     SOUTHERN
                                                 CALIFORNIA                                   CALIFORNIA
                                    PACIFIC          GAS                         PACIFIC          GAS
                                  ENTERPRISES      COMPANY         TOTAL       ENTERPRISES      COMPANY         TOTAL
ADDITIONS:
  Investment income:
    Equity in net investment
      income of the Master Trust    $  10,219     $  109,054     $  119,273       $  5,126      $  64,404      $  69,530
    Net (depreciation) appreciation
       in fair value of investments                                                   (927)       (19,779)       (20,706)
    Interest and dividends                                                             286          4,128          4,414
                                    ---------     ----------     ----------       --------      ---------      ---------

          Total investment income      10,219        109,054        119,273          4,485         48,753         53,238
                                    ---------     ----------     ----------       --------      ---------      ---------

  Contributions:
    Employer                              955          7,231          8,186            869          7,017          7,886
    Employee                            2,799         19,294         22,093          2,371         18,429         20,800
                                    ---------     ----------     ----------       --------      ---------      ---------

          Total contributions           3,754         26,525         30,279          3,240         25,446         28,686
                                    ---------     ----------     ----------       --------      ---------      ---------

  Litigation settlement                     2              2              4             46              5             51
                                    ---------     ----------     ----------       --------      ---------      ---------

          Total additions              13,975        135,581        149,556          7,771         74,204         81,975
                                    ---------     ----------     ----------       --------      ---------      ---------

DEDUCTIONS:
  Distributions to employees,
     retirees or their beneficiaries   (2,151)       (26,576)       (28,727)        (3,401)       (28,348)       (31,749)
  Investment fees                         (17)          (256)          (273)           (12)          (162)          (174)
  Other                                                                                (66)            59             (7)
                                    ---------     ----------     ----------       --------      ---------      ---------

          Total deductions             (2,168)       (26,832)       (29,000)        (3,479)       (28,451)       (31,930)
                                    ---------     ----------     ----------       --------      ---------      ---------

INTERPLAN TRANSFERS                       932           (932)                        2,134         (2,134)
                                    ---------     ----------     ----------       --------      ---------      ---------

NET INCREASE                           12,739        107,817        120,556          6,426         43,619         50,045

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:
  Beginning of year                    39,247        408,384        447,631         32,821        364,765        397,586
                                    ---------     ----------     ----------       --------      ---------      ---------

  End of year                       $  51,986     $  516,201     $  568,187      $  39,247     $  408,384     $  447,631
                                    ---------     ----------     ----------       --------      ---------      ---------
                                    ---------     ----------     ----------       --------      ---------      ---------

See notes to combined financial statements.

PACIFIC ENTERPRISES AND SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLANS

NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1997 AND 1996

1.   PLANS DESCRIPTION AND RELATED INFORMATION

     The following description of the Retirement Savings Plans of Pacific Enterprises and Southern California Gas Company (the "Plans") is provided for general information purposes only. Participants should refer to the Plans' documents for a more complete description of the Plans' provisions.

     GENERAL - The Plans are defined contribution plans that provide employees of Pacific Enterprises and Southern California Gas Company or any affiliate who has adopted these Plans (the "Companies" or "Employers") with retirement benefits to supplement benefits provided under the Companies' defined benefit pension plans. Employees may participate after one year in which they complete 1,000 hours of service and may make regular savings investments in Pacific Enterprises, parent company of Southern California Gas Company, common stock and other optional investments permitted by the Plans. The Plans were adopted on October 1, 1964, to allow eligible employees to supplement their retirement needs. The Plans also permit employees to defer part of their earnings on a pre-tax basis.

     ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Companies. No such officer or employee receives compensation from the Plans. Administrative expenses were paid directly by the Companies for the three months ended March 31, 1996. Effective April 1, 1996, certain administrative expenses are passed through to employees by the Plans.

     CONTRIBUTIONS - Contributions to the Plans can be made under the following provisions:

       SALARY DEFERRAL (PRE-TAX AND AFTER-TAX) CONTRIBUTIONS - Pursuant to
       Section 401(a) of the Internal Revenue Code (the "Code"), each participant may contribute, on a pre-tax basis, up to 9% of base pay. Additional after-tax contributions may be made up to a total contribution (before and after-tax) of 14% of each participant's base pay. Total individual pre-tax contributions in calendar years 1997 and 1996 were limited by law to $9,500 in each year.

       EMPLOYER NONELECTIVE MATCHING CONTRIBUTION - The Companies make contributions to the Plans equal to 50% of each participant's contribution, up to the first 6%. The Companies' contributions are invested in Pacific Enterprises common stock. Beginning October 1, 1992, employer contributions have been funded in part from the Pacific Enterprises Stock Ownership Plan and Trust ("ESOP").

     PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee is credited with the participant's contributions and an allocation of the Employers' nonelective matching contribution, as well as an allocation of investment earnings of the Plans and fees. Allocations are based on participants' contributions or account balances, as defined.

     VESTING - All participant accounts are fully vested and nonforfeitable at all times.

     INVESTMENT OPTIONS - Beginning April 1, 1996, all investments are held in a Master Trust (see Note 7). Employees elect to have their contributions invested in increments of 10% in the following funds within the Master
     Trust: the Pacific Enterprises Common Stock Fund and the following funds offered by T. Rowe Price, trustee of the Plans: the Blended Stable Value Fund, Personal Strategy Funds (Income, Balanced, and Growth), International Stock Fund, New Horizons Fund, New Income Fund, Prime Reserve Fund, and Equity Index Fund. Prior to April 1, 1996, employees elected to have their contributions invested in increments of 10% in the following funds:
     Pacific Enterprises Common Stock, Guaranteed Interest Contracts, Money Market (Fidelity Daily Income Trust), Balanced (Phoenix Balanced Fund) and Diversified (Mellon Stock Index).

     BENEFIT PAYMENTS - Payments are recorded when paid.

     PLAN TERMINATION - Although they have not expressed any intent to do so, the Companies have the right under the Plans to discontinue their contributions at any time and to terminate the Plans subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The Plans maintain their combined financial statements on the accrual basis of accounting.

     USE OF ESTIMATES - The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the combined financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plans' investments are stated at fair value based on quoted market prices. Pacific Enterprises common stock is valued at its quoted market price of $37.625 and $30.375 at December 31, 1997 and 1996, respectively. Effective April 1, 1996, the Plans are valued daily.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS PAYABLE - Net assets available for plan benefits at December 31, 1997 and 1996 include $249,597 and $194,410, respectively, for participants who have withdrawn from the Plans but have not yet been paid their vested benefits.

3.   INVESTMENTS

     The Plans' investments were held by T. Rowe Price for the year ended December 31, 1997 and the nine months ended December 31, 1996 and by Bankers Trust Company of California, N.A., for the three months ended March 31, 1996.

     Investments that represent 5% of the Plans' net assets are identified below.

                                                              December 31,
                                                         ---------------------
                                                            1997      1996
                                                        (Dollars in Thousands)
Investment in Master Trust (Note 7)                    $  553,101  $  436,907

4.   TAX STATUS

     On January 16, 1996 and November 19, 1996, the Internal Revenue Service issued the Pacific Enterprises Plan and Southern California Gas Company Plan, respectively, favorable determination letters stating that each of the Plans is designed in accordance with the applicable sections of the Internal Revenue Code (the "IRC"), and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. Once qualified, each Plan is required to operate in accordance with applicable sections of the IRC and ERISA. The Plans' administrator and the Plans' tax counsel believe that each Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

5.   SHAREHOLDERS' LAWSUIT

     Relative to a settlement of a shareholders' lawsuit in which the Plans were claimants, the Plans received settlement funds in 1997 and 1996.

6.   PARTICIPANT LOANS

     Effective April 1, 1996, the Plans were amended to allow participants to borrow against the balance in their individual accounts within the Plans.
     A participant is limited to borrowing a maximum of 50% of the present value of his or her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing each loan is paid by each participant who takes out a loan. All loans have a maximum repayment period of five years. The interest rate charged is based on 1% above the prime rate as published monthly in the Wall Street Journal, and the rate is fixed for the life of the loan.

7.   INVESTMENTS IN THE MASTER TRUST

     The Plans' assets are held in a trust account at T. Rowe Price, trustee of the Plans, and consist of an interest in the Pacific Enterprises Retirement Savings Plan and the Southern California Gas Company Retirement Savings Plan Master Trust (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of the Companies' benefit plans for investment and administrative purposes. The Pacific Enterprises Plan and Southern California Gas Company Plan have an approximate 9% and 91% interest, respectively, in the net assets available for plan benefits of the Master Trust at December 31, 1997.

     Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participating account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions, and expenses are made on a specific identification basis.

     The net assets available for plan benefits of the Master Trust at December 31, 1997 and 1996 are summarized as follows (dollars in thousands):


Investments at Fair Value:                           1997           1996
                                                  -------------------------
  Pacific Enterprises common stock                $  373,038     $  299,346
  Equity Index Fund                                   99,830         71,473
  Personal Strategy Balance Fund                      26,862         22,176
  Blended Stable Value Fund                           25,614         26,354
  Prime Reserve Fund                                   9,485          9,181
  New Horizons Fund                                    7,668          4,334
  International Stock Fund                             3,382          1,833
  Personal Strategy Income Fund                        1,535            524
  Personal Strategy Growth Fund                        4,326          1,122
  New Income Fund                                      1,361            564
                                                  ----------     ----------

Net assets available for plan benefits            $  553,101     $  436,907
                                                  ----------     ----------
                                                  ----------     ----------

     The changes in net assets available for plan benefits of the Master Trust for the year ended December 31, 1997 are summarized as follows by fund (dollars in thousands):


                                                                        PACIFIC      BLENDED
                                                                      ENTERPRISES    STABLE     PERSONAL   PERSONAL   PERSONAL
                                                                         COMMON       VALUE     STRATEGY   STRATEGY   STRATEGY
                                                            TOTAL        STOCK        FUND       INCOME    BALANCED    GROWTH

ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments            $ 96,985     $ 71,986                   $ 54    $ 2,626      $ 347
    Interest and dividends                                     22,288       15,650     $ 1,632         81      1,426        128
                                                            ---------    ---------    --------    -------   --------    -------

          Total investment income (loss)                      119,273       87,636       1,632        135      4,052        475
                                                            ---------    ---------    --------    -------   --------    -------

  Contributions:
    Employer                                                    8,186        8,186
    Employee                                                   22,093        8,898       1,875        184      1,948        502
                                                            ---------    ---------    --------    -------   --------    -------

          Total contributions                                  30,279       17,084       1,875        184      1,948        502
                                                            ---------    ---------    --------    -------   --------    -------

  Litigation settlement                                             4                        2
                                                            ---------    ---------    --------    -------   --------    -------

          Total additions                                     149,556      104,720       3,509        319      6,000        977
                                                            ---------    ---------    --------    -------   --------    -------

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries (28,367)     (18,108)     (1,854)       (43)    (1,106)      (123)
  Investment fees                                                (273)        (242)         (6)                   (4)        (1)
  Net loans to participants made during the year               (4,746)      (3,557)       (215)       (19)      (236)        12
                                                            ---------    ---------    --------    -------   --------    -------

          Total deductions                                    (33,386)     (21,907)     (2,075)       (62)    (1,346)      (112)

  Interfund and interplan transfers (to) from
    Southern California Gas Co. and Pacific Enterprises
    Retirement Savings Plans                                       24       (9,121)     (2,174)       754         32      2,339
                                                            ---------    ---------    --------    -------   --------    -------

NET INCREASE (DECREASE)                                       116,194       73,692        (740)     1,011      4,686      3,204

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                           436,907      299,346      26,354        524     22,176      1,122
                                                            ---------    ---------    --------    -------   --------    -------

  End of year                                               $ 553,101    $ 373,038    $ 25,614    $ 1,535   $ 26,862    $ 4,326
                                                            ---------    ---------    --------    -------   --------    -------
                                                            ---------    ---------    --------    -------   --------    -------


                                                            INTERNATIONAL   NEW        NEW       PRIME      EQUITY
                                                              STOCK       HORIZONS    INCOME    RESERVE     INDEX
                                                               FUND         FUND       FUND       FUND       FUND

ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments               $ (207)      $ 321       $ 26              $ 21,832
    Interest and dividends                                         201         228         76      $ 498      2,368
                                                             ---------    --------    -------    -------   --------
          Total investment income (loss)                            (6)        549        102        498     24,200
                                                             ---------    --------    -------    -------   --------

  Contributions:
    Employer
    Employee                                                       607       1,219        138        594      6,128
                                                             ---------    --------    -------    -------   --------

          Total contributions                                      607       1,219        138        594      6,128
                                                             ---------    --------    -------    -------   --------

  Litigation settlement                                                                                2
                                                             ---------    --------    -------    -------   --------

          Total additions                                          601       1,768        240      1,094     30,328
                                                             ---------    --------    -------    -------   --------

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries     (282)       (216)       (66)    (1,157)    (5,412)
  Investment fees                                                   (1)         (1)                   (3)       (15)
  Net loans to participants made during the year                     8          42          1       (113)      (669)
                                                             ---------    --------    -------    -------   --------

          Total deductions                                        (275)       (175)       (65)    (1,273)    (6,096)

  Interfund and interplan transfers (to) from
    Southern California Gas Co. and Pacific Enterprises
    Retirement Savings Plans                                     1,223       1,741        622        483      4,125
                                                             ---------    --------    -------    -------   --------

NET INCREASE (DECREASE)                                          1,549       3,334        797        304     28,357

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                              1,833       4,334        564      9,181     71,473
                                                             ---------    --------    -------    -------   --------

  End of year                                                  $ 3,382     $ 7,668    $ 1,361    $ 9,485   $ 99,830
                                                             ---------    --------    -------    -------   --------
                                                             ---------    --------    -------    -------   --------

8.   ADDITIONAL BY-FUND INFORMATION

     The changes in net assets available for plan benefits of the Master Trust for the nine months ended December 31, 1996 are summarized as follows by fund (dollars in thousands):

                                                                                             PACIFIC        BLENDED      PERSONAL
                                                                                           ENTERPRISES       STABLE      STRATEGY
                                                                                             COMMON          VALUE        INCOME
                                                                             TOTAL            STOCK           FUND         FUND
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments                                                       $ 53,094        $ 44,450                       $ (3)
    Interest and dividends                                                   16,436          11,274        $ 1,224          30
                                                                          ---------       ---------       --------       -----

          Total investment income                                            69,530          55,724          1,224          27
                                                                          ---------       ---------       --------       -----

  Contributions:
    Employer                                                                  5,834           5,834
    Employee                                                                 15,498           6,327          1,742          68
                                                                          ---------       ---------       --------       -----

          Total contributions                                                21,332          12,161          1,742          68
                                                                          ---------       ---------       --------       -----

  Transfer from former trustee                                              369,477         250,222         26,593
  Litigation settlement                                                           8
                                                                          ---------       ---------       --------       -----

          Total additions                                                   460,347         318,107         29,559          95
                                                                          ---------       ---------       --------       -----

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries               (12,549)         (8,063)          (976)         (1)
  Investment fees                                                              (174)           (123)           (13)
  Net loans to participants made during the period                          (10,665)         (7,299)          (885)         (4)
                                                                          ---------       ---------       --------       -----

          Total deductions                                                  (23,388)        (15,485)        (1,874)         (5)
                                                                          ---------       ---------       --------       -----

  Interfund and interplan transfers (to) from
    Southern California Gas Co. and Pacific Enterprises
    Retirement Savings Plans                                                    (52)         (3,276)        (1,331)        434
                                                                          ---------       ---------       --------       -----

NET INCREASE                                                                436,907         299,346         26,354         524

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period
                                                                          ---------       ---------       --------       -----
  End of period                                                           $ 436,907       $ 299,346       $ 26,354       $ 524
                                                                          ---------       ---------       --------       -----
                                                                          ---------       ---------       --------       -----


                                                                                PERSONAL      PERSONAL
                                                                                STRATEGY      STRATEGY    INTERNATIONAL       NEW
                                                                                BALANCED       GROWTH         STOCK        HORIZONS
                                                                                  FUND          FUND          FUND           FUND
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments                                                           $ 1,162        $ (21)          $ 41         $ (255)
    Interest and dividends                                                       1,089           83             51            403
                                                                               -------        -----           ----         ------

          Total investment income                                                2,251           62             92            148
                                                                               -------        -----           ----         ------

  Contributions:
    Employer
    Employee                                                                     1,588          150            198            515
                                                                               -------        -----           ----         ------

          Total contributions                                                    1,588          150            198            515
                                                                               -------        -----           ----         ------

  Transfer from former trustee                                                  21,144
  Litigation settlement
                                                                               -------        -----           ----         ------

          Total additions                                                       24,983          212            290            663
                                                                               -------        -----           ----         ------

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries                     (654)                        (49)           (57)
  Investment fees                                                                   (8)                                        (1)
  Net loans to participants made during the period                                (485)          (5)           (22)           (43)
                                                                               -------        -----           ----         ------

          Total deductions                                                      (1,147)          (5)           (71)          (101)
                                                                               -------        -----           ----         ------
  Interfund and interplan transfers (to) from
    Southern California Gas Co. and Pacific Enterprises
    Retirement Savings Plans                                                    (1,660)         915          1,614          3,772
                                                                               -------        -----           ----         ------

NET INCREASE                                                                    22,176        1,122          1,833          4,334

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period
                                                                               -------        -----           ----         ------

  End of period                                                               $ 22,176      $ 1,122        $ 1,833        $ 4,334
                                                                               -------        -----           ----         ------
                                                                               -------        -----           ----         ------


                                                                                   NEW        PRIME         EQUITY
                                                                                 INCOME      RESERVE        INDEX
                                                                                  FUND         FUND          FUND
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments                                                              $ 4                     $ 7,716
    Interest and dividends                                                         13        $ 358          1,911
                                                                              -------        -----        -------

          Total investment income                                                  17          358          9,627
                                                                              -------        -----        -------
  Contributions:
    Employer
    Employee                                                                       68          542          4,300
                                                                              -------        -----        -------

          Total contributions                                                      68          542          4,300
                                                                              -------        -----        -------

  Transfer from former trustee                                                               8,908         62,610
  Litigation settlement                                                                          8
                                                                              -------        -----        -------

          Total additions                                                          85        9,816         76,537
                                                                              -------        -----        -------

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries                     (66)        (762)        (1,921)
  Investment fees                                                                               (5)           (24)
  Net loans to participants made during the period                                 (7)        (290)        (1,625)
                                                                              -------        -----        -------

          Total deductions                                                        (73)      (1,057)        (3,570)
                                                                              -------        -----        -------

  Interfund and interplan transfers (to) from
    Southern California Gas Co. and Pacific Enterprises
    Retirement Savings Plans                                                      552          422         (1,494)
                                                                              -------        -----        -------

NET INCREASE                                                                      564        9,181         71,473

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period
                                                                              -------        -----        -------

  End of period                                                                 $ 564      $ 9,181       $ 71,473
                                                                              -------        -----        -------
                                                                              -------        -----        -------

     The following presents by-fund information for the three months ended March 31, 1996 prior to the commingling of assets in the Master Trust (dollars in thousands):

     Changes in net assets available for plan benefits for the three months ended March 31, 1996:


                                                                                             PACIFIC
                                                                                           ENTERPRISES      GUARANTEED
                                                                                              COMMON         INTEREST     GOVERNMENT
                                                                             TOTAL            STOCK          CONTRACTS   OBLIGATIONS
ADDITIONS:
  Investment income:
    Net (depreciation) appreciation in fair value
      of investments                                                      $ (20,706)       $ (23,686)
    Interest and dividends                                                    4,414            3,409           $ 367           $ 6
                                                                          ---------        ---------          ------          ----

          Total investment (loss) income                                    (16,292)         (20,277)            367             6
                                                                          ---------        ---------          ------          ----

  Contributions:
    Employer                                                                  2,052            2,052
    Employee                                                                  5,302            2,297             684
                                                                          ---------        ---------          ------

          Total contributions                                                 7,354            4,349             684
                                                                          ---------        ---------          ------

  Litigation settlement                                                          43
                                                                          ---------        ---------          ------          ----

          Total additions                                                    (8,895)         (15,928)          1,051             6
                                                                          ---------        ---------          ------          ----

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries               (19,200)         (12,023)         (1,782)          (21)
  Other                                                                          (7)          (1,205)         (1,503)           (1)
                                                                          ---------        ---------          ------          ----

          Total deductions                                                  (19,207)         (13,228)         (3,285)          (22)
                                                                          ---------        ---------          ------          ----

  Transfer to successor trustee                                            (369,477)        (250,221)        (26,593)         (395)
                                                                          ---------        ---------          ------          ----

NET (DECREASE) INCREASE                                                    (397,579)        (279,377)        (28,827)         (411)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                                                       397,586          279,377          28,827           411
                                                                          ---------        ---------          ------          ----

  End of period                                                                 $ 7              $ -             $ -           $ -
                                                                          ---------        ---------          ------          ----
                                                                          ---------        ---------          ------          ----


                                                                                                                          (P.E.O.C.)
                                                                                                                               BT
                                                                                                                           BALANCED
                                                                               MONEY                                         CASH
                                                                              MARKET        BALANCED       DIVERSIFIED       FUND
ADDITIONS:
  Investment income:
    Net (depreciation) appreciation in fair value
      of investments                                                                          $ 103         $ 2,877
    Interest and dividends                                                    $ 109             173             349         $ 1

                                                                             ------           -----         -------        ----

          Total investment (loss) income                                        109             276           3,226           1
                                                                             ------           -----         -------        ----

  Contributions:
    Employer
    Employee                                                                    184             595           1,542
                                                                             ------           -----         -------

          Total contributions                                                   184             595           1,542
                                                                             ------           -----         -------

  Litigation settlement                                                                                                      43
                                                                             ------           -----         -------        ----

          Total additions                                                       293             871           4,768          44
                                                                             ------           -----         -------        ----

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries                  (782)         (1,188)         (3,367)        (37)
  Other                                                                         425             542           1,735
                                                                             ------           -----         -------        ----

          Total deductions                                                     (357)           (646)         (1,632)        (37)
                                                                             ------           -----         -------        ----

  Transfer to successor trustee                                              (8,514)        (21,144)        (62,610)
                                                                             ------           -----         -------        ----

NET (DECREASE) INCREASE                                                      (8,578)        (20,919)        (59,474)          7

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                                                         8,578          20,919          59,474          -
                                                                             ------           -----         -------        ----

  End of period                                                                 $ -             $ -             $ -         $ 7
                                                                             ------           -----         -------        ----
                                                                             ------           -----         -------        ----

9.   MERGER AGREEMENT WITH ENOVA CORPORATION

     On October 14, 1996, Pacific Enterprises and Enova Corporation, the parent company of San Diego Gas and Electric Company, announced an agreement to a business combination in which they will each become a subsidiary of a new holding company named Sempra Energy. The proposed merger remains subject to approval by the Securities and Exchange Commission, which is expected during the summer of 1998. All other regulatory approvals have been received and the combination is expected to be effective after receiving final approval from the Securities and Exchange Commission. There are no changes planned with respect to the Southern California Gas Company Retirement Savings Plan as a result of the merger.

     It is expected that the Pacific Enterprises Retirement Savings Plan will eventually be succeeded by the new Sempra Energy Retirement Savings Plan; however, management is not able to estimate when this might occur.



                                        ******

                                      SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                     Pacific Enterprises Retirement Savings Plan


Date:          June 24, 1998           /s/ G. JOYCE ROWLAND
                                           --------------------------------
                                           G. Joyce Rowland, Vice President


               Southern California Gas Company Retirement Savings Plan


Date:          June 24, 1998           /s/ G. JOYCE ROWLAND
                                           --------------------------------
                                           G. Joyce Rowland, Vice President